Exhibit (a)(5)(iv)
LAIDLAW INTERNATIONAL, INC. TO BUY BACK STOCK
Last week, we announced that Laidlaw was borrowing $500 million to be used to repurchase our shares though a tender offer. Given our efforts at reducing debt over the past few years, you may be wondering what was behind this announcement.
Three years ago as we completed our reorganization, we had two important issues to deal with. Our balance sheet was heavily laden with debt and the many industries we were in made it challenging for investors to decide what sort of company we were. We addressed these issues by selling our healthcare companies and using the proceeds to reduce debt.
Since then, we have implemented strategic initiatives and operational changes in each of our businesses — Laidlaw Education Services, Greyhound and Laidlaw Transit Services — all designed to move the units toward realizing their potential. Through the efforts of the more than 63,000 employees of the Laidlaw International, Inc. companies, we have been able to translate their efforts into improved financial performance and increased value for our stockholders.
As Laidlaw International’s earnings and cash flow have increased we have taken a few initial steps, including the establishment of a quarterly dividend and small stock buybacks, to return excess cash to our shareholders. But it is still evident that our levels of debt are very low and that we have excessive equity on our balance sheet relative to our needs.
We are addressing that through this borrowing and share buyback. After completing this borrowing and buyback, our overall levels of debt will still be low compared to our borrowing potential.
The share repurchase demonstrates our confidence in the company and its future and represents a meaningful step in our commitment to enhance value for our shareholders. It enables us to use a prudent amount of borrowed funds, on which the rate on interest is less than the return shareholders expect, as a way of improving the return on our equity.
Kevin Benson
President & Chief Executive Officer
Laidlaw International, Inc.

55 SHUMAN BLVD., STE. 400 • NAPERVILLE • IL • 60563 • PH: 630-848-3000